Skadden, Arps, Slate, Meagher & Flom (UK) LLP

40 Bank Street

Canary Wharf

London

E14 5DS

June 30, 2006

Via EDGAR and Hand Delivery

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Daniel F. Duchovny

RE:	DRDGOLD Limited
Schedule TO filed June 19, 2006
File No. 005-79767 (the “Schedule TO”)

Dear Mr. Duchovny:

On behalf of DRDGOLD Limited (“DRDGOLD” or the “Company”), we are writing to respond to the Staff’s comments set forth in your letter to the undersigned, dated June 23, 2006 (the “Comment Letter”), with respect to the above referenced filing of the Company. The number of responses and headings set forth below correspond to the numbered comments and headings in the Comment Letter. Additionally, the text of each of the numbered comments in the Comment Letter has been duplicated in italics and precedes each of the Company’s responses.

As certain of these responses have resulted in revisions to the offering memorandum (the “Offering Memorandum”) filed as an exhibit to the Schedule TO, the Company is today also filing an amended Schedule TO, including an amended and restated offering memorandum (the “Revised Offering Memorandum”) and will direct the Exchange Agent to distribute the Revised Offering Memorandum to holders of the Old Notes.

Unless otherwise defined herein capitalized terms used below have the meanings ascribed to them in the Revised Offering Memorandum.

Securities and Exchange Commission

June 30, 2006

Schedule TO-I

Comment 1:	Provide an analysis supporting your conclusion that the exemption provided by section 3(a)(9) of the Securities Act of 1933 is available for this transaction. We note the adjustment to the conversion ratio being provided to tendering security holders above that applicable to security holders who convert their securities under the terms of the indenture. Further, on a supplemental basis, please provide us with further clarification regarding the services to be rendered by the exchange agent in connection with the exchange offer and explain to us why the services will not constitute “soliciting” tenders of the subject securities within the meaning of Section 3(a)(9).

Response:

Following is our analysis, as the Company’s U.S. counsel, supporting the conclusion that the exemption provided by Section 3(a)(9) of the Securities Act of 1933 is available for this transaction. Section 3(a)(9) provides an exemption from the registration requirements of Section 5 of the Securities Act for “any security exchanged by the issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange.” In our view, the offer and issuance by the Company of 6% Senior Convertible Notes due 2010 (the “New Notes”) in exchange for its outstanding 6% Senior Convertible Notes due 2006 (the “Old Notes”) (the “Exchange Offer”) satisfies the requirements of Section 3(a)(9) because: (i) both the Old Notes and the New Notes are securities of the same issuer; (ii) the Exchange Offer is being made exclusively to holders of the Old Notes; and (iii) as further discussed below, no commission or other remuneration is being paid in connection with the solicitation of holders of the Old Notes.

We acknowledge the Staff’s observation that the conversion ratio for the New Notes will be higher than the conversion ratio for the Old Notes. We respectfully submit, however, that this increase in the conversion ratio is simply a customary commercial term reflecting the decline in the trading price for the Company’s ordinary shares since the pricing and issuance of the Old Notes in November 2002. In our view, the fact that the conversion features of the New Notes will reflect the currently prevailing trading price for the Company’s ordinary shares (and, by implication, a term required to ensure the marketability of any new issuance by the Company of convertible debt securities, whether in the Exchange Offer or otherwise) is of no relevance in determining whether Section 3(a)(9) is available for the Exchange Offer.[1]

[1]	We note that the Staff has previously taken no-action positions concerning exchange offers under Section 3(a)(9) where there had occurred a significant decline in an issuer's share price and persons tendering convertible debt securities would receive in exchange a greater number of shares than if they had elected to tender those convertible securities. See e.g. Siliconix Incorporated, SEC No-Action Letter, 1988 WL 234289 (Apr. 15, 1998).

Securities and Exchange Commission

June 30, 2006

The conversion ratio applicable to the Old Notes, equivalent to a conversion price of US$3.75 per share, was determined in relation to the then prevailing price of the Company’s ADSs, which on November 1, 2002 (the trading date immediately prior to the commencement of the offering of the Old Notes) were trading at US$3.09 per ADS[2]. In other words, the conversion ratio for the Old Notes was established based on an effective exercise premium of approximately 21% to the trading price of the Company’s shares prevailing at the date of issuance. In our experience, it is customary to establish, at the time of issuance of a convertible bond, a significant conversion exercise premium over the trading price of the shares underlying the bond, thereby giving some option value to the bond.[3] Also in our experience, however, the conversion premium on a convertible debt security must reflect a share price that has a reasonable likelihood of being achieved during the term of the instrument. Otherwise, the conversion feature would be illusory and the option value of the bond would be close to zero.

The conversion ratio for the New Notes, equivalent to a conversion price of US$1.95 per share, was established on the basis of a 30% exercise premium to US$1.50 (the closing price on Nasdaq of the Company’s ADS on June 5, 2006). By comparison, carrying over to the New Notes the conversion ratio from the Old Notes would have resulted in a conversion exercise premium of 250%. In the Company’s view, this would have raised a substantial risk that no Old Notes would be tendered in the Exchange Offer. In any event, the reduction in the conversion price and the increase in the conversion ratio of the New Notes as compared to the Old Notes reflects the Company’s business judgment in establishing commercial terms for a newly

[2]	Each ADS equals one of the Company's Ordinary Shares.
[3]	We also note that Rule 144A(d)(3)(i) contemplates a conversion premium of at least 10% where the shares underlying the bond are of a class registered under Section 6 of the Exchange Act or quoted in a U.S. automated inter-dealer quotation system. In our experience, conversion premiums at issuance typically exceed by a significant amount this 10% level.

Securities and Exchange Commission

June 30, 2006

issued convertible security. In our view, this establishment of commercial terms for a security to be offered is consistent with the requirements and intent of Section 3(a)(9).

With respect to the Staff’s request for clarification regarding the services to be provided by the exchange agent, the Company confirms that the role of the exchange agent in connection with the Exchange Offer will be limited to administrative services, including:

(i) advising and consulting with the Company on the mechanics and procedures of the Exchange Offer and assisting the Company in the preparation of various communications to holders of the Old Notes;

(ii) assisting in the distribution of Exchange Offer materials (principally by electronic despatch through DTC, Euroclear and Clearsteam);

(iii) answering questions from holders of Old Notes as to the mechanical and procedural aspects of the Exchange Offer;

(iv) communicating with nominees and the clearing systems as to the mechanical and procedural aspects of the Exchange Offer;

(v) receipt and confirmation of all tenders made pursuant to the Exchange Offer; and

(vi) notifying the Company as to the number of Old Notes tendered pursuant to the Exchange Offer.

We note that the Staff previously has taken no action positions that services of the type listed above do not constitute “soliciting” tenders within the meaning of Section 3(a)(9)[4]. The exchange agent will not make any recommendations regarding the Exchange Offer, nor engage in any other substantive communications that would effectively be construed as a recommendation. If a holder of Old Notes asks for advice, the exchange agent will respond that the holder should obtain such

[4]	See Seaman Furniture Co., SEC No-Action Letter, (1989-1990 Transfer Binder) Fed. Sec. L. Rep. (CCH) (October 10, 1989); Mortgage Investors of Washington, SEC No-Action Letter, LEXIS, Fedsec library, Noact file (June 8, 1999); Dominion Mortgage & Realty Trust, SEC No-Action Letter, LEXIS, Fedsec library, Noact file (October 29, 1975); Hershey Foods Corp., SEC No-Action Letter, LEXIS, FedSec library, Noact file (October 12, 1984).

Securities and Exchange Commission

June 30, 2006

advice from such holder’s own advisors or contact appropriate employees of the Company[5]. Moreover, the exchange agent will be paid fees that are not contingent on consummation of the Exchange Offer or tied to the number of securities tendered. Accordingly, in our view that payment of such fees to the exchange agent will not constitute “commission or other remuneration” within the meaning of Section 3(a)(9)[6].

To the extent that the Company engages in direct oral communications with holders of Old Notes, in response to inquiries from those holders or otherwise, it will do so solely through employees who have significant responsibilities with the Company other than solicitation of the exchange offer. Such persons may include directors, officers and regular key employees. No special bonus, commission, fee or any other type of remuneration will be paid to such employees, directors or officers for their solicitation activities and they will receive no additional remuneration other than their regular salary. In addition, they will attend to their regular duties, with their solicitation efforts being only additional assignments[7]. The Company anticipates that, except as described above or via the Revised Offering Memorandum, no other communications with holders of Old Notes will occur.

Based on the foregoing facts, it is our opinion that the offer and issuance of the New Notes in the Exchange Offer will be exempt from the registration requirements of the Securities Act pursuant to Section 3(a)(9) thereunder.

Item 3. Identity and Background of Filing Person

Comments 2:	Please revise your disclosure to include this disclosure in the offer document as delivered to security holders.

[5]	See Vahli, Inc., SEC No-Action Letter, 1976 WL 12588, Fed. Sec. L. Rep. (CCH) (September 15, 1976 (investor relations firm planned to respond to requests for advise by stockholders by stating that it was not authorized to give investment advice and by instructing stockholders to obtain such advise from their own advisor or contact appropriate officers of the issuer).
[6]	See Chris-Craft Industries, Inc., SEC No-Action Letter, 1972-1973 Fed.Sec.L.Rep.(CCH) (September 8, 1972) (a payment for ministerial assistance is not “for soliciting the exchange but merely to facilitate the publication of the Exchange Offer to security holder to whom it is addressed and to make sure that they will not through inadvertence lose the opportunity to accept”).
[7]	Id.

Securities and Exchange Commission

June 30, 2006

Response:	The Company has complied with the Staff’s comment by adding to the Revised Offering Memorandum a new section entitled “Executive Officers and Directors”.

Item 10. Financial Statements

Comment 3:	It appears that certain financial information has been incorporated by reference to satisfy Item 1010(a) of Regulation M-A. Please provide the pro forma financial information pursuant to Item 1010(b) of Regulation M-A, if applicable, and the complete summarized financial information as required by Instruction 6 to Item 10 of Schedule TO. Please advise us regarding whether you intend to disseminate that information to security holders. Refer to telephone interpretation H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at www.sec.gov for additional guidance.

Response:

The Company respectfully submits that the pro forma financial information specified by Item 1010(b) of Regulation M-A is inapplicable, as the Exchange Offer would not have a material effect on the Company’s balance sheet, income statement, earnings per share, ratio of earnings to fixed charges or book value per share. The Company believes that the effect of the Exchange Offer (consisting solely of replacing the Old Notes with a corresponding amount of New Notes with an identical coupon) is adequately disclosed in the section of the Offering Memorandum entitled “Capitalization”. The Company proposes, however, to additionally add a sentence at the end of the last paragraph in the “Ratio of Earnings to Fixed Charges” section of the Revised Offering Memorandum stating that the proposed Exchange Offer will not affect the ratio of earnings to fixed charges on a pro forma basis.

The Company will comply with the requirements of Instruction 6 to Item 10 of Schedule TO and has inserted a table of summary financial information in the Revised Offering Memorandum and in Amendment No.1 to Schedule TO filed today with the Commission.

Offer to Exchange

Comment 4:	Cover page Because the offer expires at 5:00 p.m. instead of midnight on what is the twentieth business day following commencement, it

Securities and Exchange Commission

June 30, 2006

appears that the offer is open for less than the full twenty business days. Please make the necessary revisions in the offer document, letter of transmittal and related documents to comply with Rule 13e4-(f)(1)(i). See Question and Answer 8 in Exchange Act Release No. 16623 (March 5, 1980).

Response:	In response to the Staff’s comment the Company has amended the Expiration Date so that the Exchange Offer will now expire at 12:00 midnight, New York City time, on July 18, 2006, on the 21st business day.

Comment 5:	Your ability “to terminate the Exchange Offer ... for any reason or no reason” renders the offer illusory. Please revise this section, the conditions section and throughout the document to eliminate this right.

Response:

In response to the Staff’s comment, the language cited by the Staff has been deleted from the third and fifth paragraphs of the cover page of the Revised Offering Memorandum and has been replaced with the following:

“We reserve the right to extend or amend the Exchange Offer in our sole discretion. We may terminate the Exchange Offer if any of the conditions listed in the “The Exchange Offer — Conditions” occur and the occurrence thereof has not been waived by us in our sole discretion.”

A corresponding change has been made in the third paragraph under the caption “The Exchange Offer — Expiration Date; Extensions; Amendments; Termination.”

Cautionary Statement Concerning Forward-Looking Statements, page 6

Comment 6:	We note your reference to forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 in this section and a similar statement in exhibit (a)(5)(i) to your Schedule TO. Note that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations. Please revise to delete the reference and confirm that you will avoid making reference to that Act in all future communications in connection with the tender offer.

Securities and Exchange Commission

June 30, 2006

Response:

In response to the Staff’s comment, the Company has deleted the following words from the first full paragraph of page 6 of the Revised Offering Memorandum:

“within the meaning of the Private Securities Litigation Reform Act of 1995”

The Company confirms that it will refrain from making such references in any future communications, including press releases, in connection with the Exchange Offer.

Comment 7:	We also note the disclaimer that you do not undertake any obligation to update any forward-looking statements. This disclaimer is inconsistent with the requirements of General Instruction F of Schedule TO and your obligations under Rule 13e-4(c)(3) to amend the Schedule to reflect a material change in the information previously disclosed. Please revise to delete this statement and confirm that you will avoid using this statement in all future communications.

Response:	In response to the Staff’s comment, the Company has deleted the disclaimer from the last paragraph on page 6 of the Revised Offering Memorandum and confirms that it will refrain from making such references in any future communications, including press releases, in connection with the Exchange Offer.

Certain Income Tax Considerations

Comment 8:	Revise this section to clarify that you describe all material federal tax consequences of the transaction, not only “certain” consequences.

Response:	In response to the Staff’s comment, the Company has changed all references to “Certain Income Tax Considerations” to “Material Income Tax Considerations” and all references to “Certain United States Federal Income Tax Considerations” to “Material United States Federal Income Tax Considerations”.

Securities and Exchange Commission

June 30, 2006

Comment 9:	Delete the references to this discussion being “solely for informational purposes” in the legend on page 76. Security holders are entitled to rely upon the discussion.

Response:	In response to the Staff’s comment, the Company has deleted the cited references.

Comment 10.	Provide an analysis supporting your reference to Treasury Department Circular 230 or delete the legend. Also, while you may recommend that security holders consult their individual tax advisors with respect to their particular tax consequences, you may not “urge” them to do so. Please revise here and throughout this section.

Response	In response to the Staff’s comment, the Company has deleted the legend. In response to the Staff’s comment, the Company has changed all references to “urge” to “recommend” throughout this section.

Closing Comments

Contemporaneous with this filing the Company is providing a statement acknowledging that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the Schedule TO;

•      Staff comments or changes to disclosure in response to Staff comments in the Schedule TO reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Schedule TO; and

•      the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Securities and Exchange Commission

June 30, 2006

Please send a copy of any additional correspondence to the undersigned at 40 Bank Street, Canary Wharf, London E14 5DS, United Kingdom, facsimile 011-44-20-7072-7171. If you would like to discuss any aspect of the Company’s response, please call me on 011-44-20-7519-7171, or in my absence, my colleagues Jim McDonald or Maria Protopapa, both of whom can be reached on 011-44-20-7519-7000.

Sincerely,

/s/ Richard A. Ely
Richard A. Ely

cc:	Securities and Exchange Commission:
Michael Coco
Melissa Duru

DRDGOLD Limited:
John Sayers, Chief Financial Officer
Niel Pretorius, Group Legal Counsel

DRDGOLD Limited

299 Pendoring Avenue

Randburg, 2195

South Africa

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Daniel F. Duchovny

RE:	DRDGOLD Limited
Schedule TO filed June 19, 2006
File No. 005-79767 (the “Schedule TO”)

VIA EDGAR SUBMISSION

Dated June 30, 2006

As requested in the letter dated June 23, 2006 containing comments from the staff of the Securities and Exchange Commission (the “Staff”) relating to the Schedule TO–I filed on June 19, 2006 (the “Schedule TO”) by DRDGOLD Limited (the “Company”), the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Schedule TO;

•	Staff comments or changes to disclosure in response to Staff comments in the Schedule TO reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Schedule TO; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

DRDGOLD Limited

By:	/s/ J. Sayers
Name:	John Sayers
Title:	Chief Financial Officer